SCHEDULE 13D
SIGNATURES
SCHEDULE A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 15)

RF Micro Devices, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

749941 10 0

(CUSIP Number)

William B. Lawrence
TRW Inc.
1900 Richmond Road, 3E
Cleveland, Ohio 44124
(216) 291-7230

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2001

(Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

(Continued on following pages)

(Page 1 of 6 Pages)

13D

CUSIP No. 749941 10 0		Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TRW Inc. (“TRW”), I.D. #34-0575430

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___

(b) ___

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	___

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

NUMBER OF	7	SOLE VOTING POWER	23,501,896
SHARES

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER	19,501,896

REPORTING

PERSON WITH	10	SHARED DISPOSITIVE POWER	4,000,000	(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,501,896

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES _____

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4 percent

14	TYPE OF REPORTING PERSON

CO

(a)	These shares are the subject of a series of agreements between TRW Inc. and Goldman, Sachs & Co. pursuant to which TRW has pledged 4,000,000 shares (as adjusted for a two-for-one stock split effected by RF Micro Devices on August 25, 2000) as collateral to secure its obligations under the agreements. The agreements are described at Item 6 of Amendment No. 13 to Schedule 13D.

SCHEDULE 13D

This Amendment No. 15 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998, Amendment No. 2 on Schedule 13D filed on September 18, 1998, Amendment No. 3 on Schedule 13D filed on February 3, 1999, Amendment No. 4 on Schedule 13D filed on April 29, 1999, Amendment No. 5 on Schedule 13D filed on June 1, 1999, Amendment No. 6 on Schedule 13D filed on June 9, 1999, Amendment No. 7 on Schedule 13D filed on October 5, 1999, Amendment No. 8 on Schedule 13D filed on October 12, 1999, Amendment No. 9 on Schedule 13D filed on November 18, 1999, Amendment No. 10 on Schedule 13D filed on December 7, 1999, Amendment No. 11 on Schedule 13D filed on January 4, 2000, Amendment No. 12 on Schedule 13D filed on January 25, 2000, Amendment No. 13 on Schedule 13D filed on February 15, 2000 and Amendment No. 14 on Schedule 13D filed on January 9, 2001 (collectively, the “Schedule 13D”), pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation (“TRW”). This statement is being filed to restate the number of shares of common stock, no par value (“Common Stock”), of RF Micro Devices, Inc. (“RFMD”) over which TRW shares dispositive power, as adjusted for a two-for-one stock split effected by RF Micro Devices on August 25, 2000. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 2. Identity and Background.

Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are amended by deleting them in their entirety and replacing them with the following:

      (a) – (c), (f) This statement is filed on behalf of TRW Inc., an Ohio corporation, with its principal business address at 1900 Richmond Road, Cleveland, Ohio 44124. TRW is an international company that provides advanced technology products and services. The principal businesses of TRW and its subsidiaries are the design, manufacture and sale of products and the performance of systems engineering, research and technical services for industry and the United States Government in the automotive and aerospace and information systems markets. Attached and incorporated herein by reference is Schedule A, which sets forth certain information concerning the directors and executive officers of TRW.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are amended by deleting them in their entirety and replacing them with the following:

      (a) TRW beneficially owns 23,501,896 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 14.4 percent of the 163,104,852 shares of Common Stock outstanding as of January 31, 2001. The Directors and executive officers of TRW disclaim beneficial ownership of these shares.

      (b) TRW has sole voting power with respect to 23,501,896 shares. TRW has sole dispositive power with respect to 19,501,896 shares. The remaining 4,000,000 shares beneficially owned by TRW have been pledged as collateral to secure TRW’s obligations under a series of agreements between TRW and Goldman, Sachs & Co. (“GS&Co.”). See Item 6 of Amendment No. 13 to this Schedule 13D for a description of these agreements.

(Page 3 of 6 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001

TRW INC

	By:	/s/ Kathleen A. Weigand
Kathleen A. Weigand
Vice President, Assistant General
Counsel and Assistant Secretary

(Page 4 of 6 Pages)

Schedule A

The name and present principal occupation or employment of each director and executive officer of TRW and certain other information are set forth below. The business address of each such director and executive officer is 1900 Richmond Road, Cleveland, Ohio 44124. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with TRW. All directors and executive officers listed below are citizens of the United States, except that Lord Hollick and Messrs. Maciver and Plant are each citizens of England and Mr. Pfannschmidt is a citizen of Germany.

Name	Present Principal Occupation or Employment

Michael H. Armacost	Director of TRW and President of the Brookings Institution.

David M. Cote	Director, President and Chief Executive Officer.

Martin Feldstein	Director of TRW, Professor of Economics at Harvard University, and President and Chief Executive Officer of the National Bureau of Economic Research.

Robert M. Gates	Director of TRW, consultant, author and lecturer, and Dean of George Bush School of Government and Public Service, Texas A&M University.

Joseph T. Gorman	Director of TRW, Chairman of the Board.

George H. Heilmeier	Director of TRW and Chairman Emeritus of Telcordia Technologies (formerly Bellcore).

Clive R. Hollick	Director of TRW and Director and Chief Executive of United Business Media plc.

Karen N. Horn	Director of TRW, Managing Director of Marsh Inc. and President, Marsh Private Client Services International of Marsh Inc.

David B. Lewis	Director of TRW and Chairman of the Board of Lewis & Munday, a Detroit law firm.

Lynn M. Martin	Director of TRW, consultant and lecturer.

John D. Ong	Director of TRW and Chairman Emeritus of The BFGoodrich Company.

Richard W. Pogue	Director of TRW and senior advisor to Dix & Eaton, a public relations firm.

(Page 5 of 6 Pages)

Name	Present Principal Occupation or Employment

Timothy W. Hannemann	Executive Vice President and General Manager, TRW Space & Electronics Group.

Howard V. Knicely	Executive Vice President, Human Resources & Communications.

William B. Lawrence	Executive Vice President, General Counsel & Secretary.

William K. Maciver	Executive Vice President and General Manager, TRW Aeronautical Systems Group.

Carl G. Miller	Executive Vice President & Chief Financial Officer.

Philip A. Odeen	Executive Vice President, TRW Washington Operations.

Heinz Pfannschmidt	Executive Vice President and General Manager, TRW Automotive Electronics.

John C. Plant	Executive Vice President and General Manager, TRW Chassis Systems.

James F. Smith	Executive Vice President and General Manager, TRW Occupant Safety Systems.

Peter Staudhammer	Vice President, Science & Technology.

Donald C. Winter	Executive Vice President and General Manager, TRW Systems & Information Technology Group.

(Page 6 of 6 Pages)